Exhibit 99.1

Announcement to the Market

Disclosure of results for the first quarter of 2018, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

As from January 1, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding.

The complete consolidated financial statements under IFRS for the first quarter of 2018 are available at our website: www.itau.com.br/investor-relations.

Comparison between BRGAAP1 and IFRS

						R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
		Mar/31/2018			Dec/31/2017
Total Assets	1,524,354	(82,947)	1,441,407	1,503,503	(67,264)	1,436,239
Cash and Cash Equivalents, Compulsory Deposits and Financial Assets At Amortized Cost 3 4 5	1,039,613	3,222	1,042,835	1,031,742	28,310	1,060,052
(-) Estimated Loss at Amortized Cost [5]	(35,883)	(661)	(36,544)	(36,325)	(412)	(36,737)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	109,277	(48,911)	60,366	103,538	(51,305)	52,233
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(3,003)	2,920	(83)	(2,892)	2,808	(84)
Financial Assets at Fair Value Through Profit or Loss [4]	317,345	(26,528)	290,817	308,570	(35,034)	273,536
Tax Assets [7]	54,950	(14,198)	40,752	59,648	(15,399)	44,249
Investments in Associates and Jointly Controlled Entities, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	42,055	1,209	43,264	39,224	3,766	42,990

Total Liabilities	1,393,624	(88,605)	1,305,018	1,364,565	(72,683)	1,291,883
Financial Assets at Amortized Cost 3 6	1,100,081	(78,219)	1,021,862	1,088,090	(63,506)	1,024,584
Financial Assets at Fair Value Through Profit or Loss [4]	34,815	959	35,774	26,930	281	27,211
Expected Loss (Loan Commitments and Financial Guarantees) [5]	1,863	2,971	4,834	1,950	2,972	4,922
Provision for Insurance and Pension Plan	185,492	800	186,292	180,445	787	181,232
Provisions	19,524	-	19,524	19,736	-	19,736
Tax Liabilities [7]	17,016	(11,554)	5,462	20,440	(12,604)	7,836
Other Liabilities	34,833	(3,563)	31,270	26,974	(612)	26,362
Total Stockholders' Equity	130,730	5,659	136,389	138,938	5,418	144,356
Non-controlling Interests	12,219	1,139	13,358	12,014	964	12,978
Total Controlling Stockholders' Equity [8]	118,511	4,520	123,031	126,924	4,454	131,378

[1]	BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2]	Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3]	Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4]	Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5]	Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6]	Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7]	Difference in accounting, particularly differed taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8]	Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below is the reconciliation of Results to Stockholders’ Equity, with the conceptual description of major adjustments.

Reconciliation

		R$ million
	Stockholders' Equity *	Result *
	Mar/31/2018	1st Q/18	1st Q/17
BRGAAP - Values Attributable to Controlling Stockholders	118,511	6,280	6,052
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	(48)	91	(350)
(b) Adjustment to Fair Value of Financial Assets	(367)	(75)	163
(c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A.	448	(2)	(2)
(d) Criteria for Write-Off of Financial Assets	2,291	45	77
(e) Financial Lease Operations	473	(40)	(24)
(f) Other adjustments	1,723	90	147
IFRS - Values Attributable to Controlling Stockholders	123,031	6,389	6,063
IFRS - Values Attributable to Minority Stockholders	13,358	168	(57)
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	136,389	6,557	6,006

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.9

(b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Criterion for write-off of financial assets on IFRS considers the recovery behavior.

(e) Under IFRS (IAS 17) the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments is mainly composed of reversal of Amortizations of Goodwill under BRGAAP.

[9]	More details in the Complete Financial Statements for the first quarter of 2,018.

For comparison purposes, we present on the table below the Result and Recurring Result in IFRS and BRGAAP.

				R$ million
Recurring Result	1st Q/18			1st Q/17
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributale to Controlling Stockholders	6,280	6,389	109	6,052	6,063	11
Exclusion of the Non-Recurring Events	139	(7)	(146)	123	(11)	(134)
Goodwill Amortization	146	-	(146)	125	-	(125)
Civil Lawsuits - Economic Plans	(97)	(97)	-	18	18	-
Impairment	92	92	-	-	-	-
Others	(2)	(2)	-	(20)	(29)	(10)
Recurring Result - Attributable to Controlling Stockholders	6,419	6,383	(37)	6,176	6,052	(124)

The tables in this report show the figures in million. Variations and summations, however, were calculated in units.

São Paulo, May 1, 2018.

Alexsandro Broedel

Group Executive Finance Director and Investor Relations Officer

Itaú Unibanco Holding S.A.